Exhibit 99.1

PRESS RELEASE

John Wikoff to Become New Head of Investor Relations at AerCap

Amsterdam, The Netherlands; November 6, 2014 - AerCap Holdings N.V. ("AerCap", NYSE: AER) announced today that John Wikoff will become Head of Investor Relations at AerCap with immediate effect. John Wikoff was most recently at Goldman, Sachs & Co. where he headed the Transportation Finance Group in New York.  At Goldman, John was responsible for arranging various types of debt and equity-like offerings for aircraft lessors, airlines and other transportation concerns across the globe.

After more than seven years of service as AerCap’s Head of Investor Relations, Peter Wortel has decided to leave the company to pursue other interests.

“John Wikoff’s depth of knowledge and experience in the sector will be key to expanding our investor base following the completion of our ILFC transaction and ongoing integration of the combined company,” said Keith Helming, Chief Financial Officer of AerCap. “We thank Peter Wortel for his contributions to the company and in particular for building up our Investor Relations activities after our IPO at the New York Stock Exchange and leading up to our current market leader position.”

About AerCap

AerCap is the global leader in aircraft leasing with 1,300 owned and managed aircraft in its current fleet and a highly attractive portfolio of 400 high-demand, fuel-efficient aircraft on order. AerCap serves over 200 customers in 90 countries with comprehensive fleet solutions and provides part-out and engine leasing services through its subsidiary AeroTurbine. AerCap is listed on the New York Stock Exchange (AER) and has its headquarters in Amsterdam with offices in Los Angeles, Shannon, Dublin, Fort Lauderdale, Miami, Singapore, Shanghai, Abu Dhabi, Seattle and Toulouse.

This press release may contain forward-looking statements that involve risks and uncertainties. In most cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of such terms or similar terminology.  Such forward-looking statements are not guarantees of future performance and involve significant assumptions, risks and uncertainties, and actual results may differ materially from those in the forward-looking statements.

www.aercap.com